

Mail Stop 3233

June 2, 2017

Via E-Mail
Jilliene Helman
MogulREIT II, Inc.
10780 Santa Monica Blvd.
Suite 140
Los Angeles, CA 90025

> **Re: MogulREIT II, Inc.**
> **Amendment No. 1 to**
> **Draft Offering Statement on Form 1-A**
> **Submitted May 8, 2017**
> **CIK No. 0001699573**

Dear Ms. Helman:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Management

Holdings of Shares of Our Common Stock, page 67

1. We note your sponsor purchased 10,000 shares of your common stock. Please revise to clarify why these shares are not reflected in your financial statements.

Prior Performance of our Sponsor

MogulREIT I, page 67

2. Please disclose the aggregate dollar amount of the six assets that MogulREIT I purchased. Please see Item 8.A(1) of Industry Guide 5.

Distributions, page 68

3. Please revise to state whether any of the distributions were in excess of current and accumulated earnings or cash flow from operations.

Appendix A

Prior Performance Tables, page A-1

4. We note your response to comment 3. Please also provide the information required by Table II in Appendix II of Industry Guide 5 for MogulREIT I.

Exhibit 6.1

5. We note Section 3.02(a)(vii), which suggests that the expenses of all on-site and off-site employees of an affiliate that are engaged in the operation, management, maintenance and leasing or access control of one of your assets is a reimbursable expense. Please tell us whether this provision obligates you to reimburse your manager or its affiliates for their employee costs if such employees are engaged in the operation, management, maintenance and leasing or access control of one of your assets. If so, please update your disclosure accordingly.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Wilson Lee, Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Lauren B. Prevost
        Morris, Manning & Martin, LLP